Exhibit 99.1

Navios Maritime Holdings Inc. Announces Definitive Merger Agreement

Shareholders to Receive $2.28 Per Common Share in Cash

GRAND CAYMAN, Cayman Islands and PIRAEUS, Greece, October 23, 2023 — Navios Maritime Holdings Inc. (the “Company”) (NYSE: NM) and N Logistics Holdings Corporation (“NLHC”), a company controlled by the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, announced today that they entered into a definitive merger agreement (the “Merger Agreement”), pursuant to which NLHC will acquire all of the outstanding shares of common stock of the Company not already owned by NLHC (“Common Shares”) for $2.28 per share in cash, without interest (the “Merger”). The Agreement follows the offer made by an affiliate of Ms. Frangou on September 13, 2023 to acquire the Common Shares.

The $2.28 per share price represents a premium of approximately 43% to the closing price of the Company’s common stock on September 12, 2023, the last trading day before the Company’s announcement of the September 13th offer.

As previously disclosed, the Company’s Board of Directors formed a Special Committee, consisting solely of independent and disinterested directors (the “Special Committee”), to consider NLHC’s offer.

The Company’s Board of Directors, acting on the unanimous recommendation of the Special Committee, approved the Merger Agreement by unanimous vote of the directors not affiliated with NLHC or its affiliates. The Special Committee, with the assistance of its independent financial and legal advisors, exclusively negotiated the terms of the Merger Agreement on behalf of the Company.

The Merger, which is expected to close no later than the first quarter of 2024, is subject to approval of the Merger by the Company’s stockholders at a special meeting of the Company’s stockholders to be held in due course, as well as other customary closing conditions. The Merger requires the affirmative vote of the holders of a majority of the total votes entitled to be cast by the holders of all outstanding voting shares of the Company, voting together as a single class. An affiliate of NLHC that holds shares representing a majority of the Company’s voting power has agreed to vote the shares of the Company owned by it and its affiliates in favor of the Merger.

Advisors

Latham & Watkins LLP acted as legal advisor and Jefferies LLC acted as financial advisor to the Special Committee. Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and S. Goldman Advisors LLC acted as financial advisor to NLHC.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) owns a controlling equity stake in Navios South American Logistics Inc., one of the largest infrastructure and logistics companies in the Hidrovia region of South America and an interest in Navios Maritime Partners L.P., a US publicly listed shipping company which owns and operates dry cargo and tanker vessels. For more information, please visit our website: www.navios.com.

Additional Information and Where to Find It

In connection with the Merger, the Company plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a proxy statement and other relevant materials. The proxy statement will contain important information about the Company, the acquirer, the proposed acquisition and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT IS AVAILABLE AND THE OTHER RELEVANT MATERIALS FILED BY THE COMPANY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement and other relevant materials filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov or by directing a request to the contact listed below. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on the Company’s website at www.navios.com.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving the Company, including statements as to the expected timing, completion and effects of the proposed transaction and statements relating to the Company’s future success. Statements in this communication that are not statements of historical fact are considered forward-looking statements, which are usually identified by the use of words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of management of the Company as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of the Company with respect to future events and are subject to known and unknown risks, including business, economic and competitive risks, uncertainties, contingencies and assumptions about the Company, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with customers or other parties resulting from the announcement or completion of the proposed transaction, (iv) possible disruptions from the proposed transaction that could harm the Company’s business, including current plans and operations, (v) unexpected costs, charges or expenses resulting from the proposed transaction, (vi) uncertainty of the expected financial performance of the Company following completion of the proposed transaction, and (vii) the unknown future impact of the COVID-19 pandemic on the Company’s operations or operating expenses. More details about these and other risks that may impact the Company’s business are described under the heading “Risk Factors” in the reports the Company files with the SEC, including its Annual Report on Form 20-F and Reports on Form 6-K, which are available on the SEC’s website at www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company does not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

Contact:

Navios Maritime Holdings Inc.

+1-345-232-3067

+1.212.906.8643

investors@navios.com